United States securities and exchange commission logo





                                April 23, 2024

       Keyvan Samini
       President and Chief Financial Officer
       Mobix Labs, Inc.
       15420 Laguna Canyon Road, Suite 100
       Irvine, California 92618

                                                        Re: Mobix Labs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 16,
2024
                                                            File No. 333-278710

       Dear Keyvan Samini:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed April 16, 2024

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the Selling
                                                        Securityholders paid
for such securities.
   2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. We
note that the warrants are out the money. Please disclose the likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on your ability to fund
your operations on a prospective basis with your current cash on hand.
   3. We note the significant number of redemptions of your Class A Common Stock in connection with your
business combination and that the shares being registered for
 Keyvan Samini
Mobix Labs, Inc.
April 23, 2024
Page 2
         resale on this Form S-1 and your Form S-1 filed on April 2, 2024, relating to your committed equity facility with B. Riley Principal Capital II, LLC, will exceed your public float. We also note that certain of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of the
         Class A Common Stock. Please highlight the significant negative impact sales of shares on this registration statement, and separately, combined with the sales of shares in your
         Form S-1 filed on April 2, 2024, could have on the public trading price of the Class A
         Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Common
         Stock.
4. Please ensure that the disclosure on the cover page about the number of shares registered for resale is consistent with the disclosure about the number of shares disclosed in the
         Selling Securityholders table beginning on page 90. For example, the disclosure in the twelfth bullet point on the cover page about up to an additional 1,052,030 make-up shares does not appear to be consistent with the disclosure beginning on page 90.
Summary of the Prospectus, page 1

5. In light of the significant number of redemptions, expand your discussion of capital
         resources to address any changes in the company   s liquidity position
since the business
         combination. If the company is likely to have to seek additional capital, outside of the
         Form S-1 filed on April 2, 2024, which we note you already discuss in your document,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the selling securityholders will be able to sell their shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
Risk Factors, page 8

7. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
       Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading
FirstName LastNameKeyvan Samini
       price is significantly below the SPAC IPO price, the private investors have an incentive to
Comapany    NameMobix
       sell because       Labs,still
                     they will   Inc.profit on sales because of the lower price
that they purchased
       their
April 23,    shares
          2024  Pagethan
                      2 the public investors.
FirstName LastName
 Keyvan Samini
FirstName   LastNameKeyvan Samini
Mobix Labs,   Inc.
Comapany
April       NameMobix Labs, Inc.
       23, 2024
April 323, 2024 Page 3
Page
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 88

8. Please ensure that the disclosure about the amount of beneficial ownership in the table on page 88 is consistent with the disclosure in the table beginning on page 90.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
10. Please tell us why you are registering for resale at this time the 3,500,000 earnout shares mentioned in the second bullet point on the cover page. In this regard, we note the disclosure on page F-35 that the earnout shares have a seven-year earnout period commencing on the date that is the one year anniversary of the closing,
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Raymond Lee, Esq.